SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

1. Audit Opinion and Financial Information

A. Relevant Fiscal Years	FY2007	FY2006

1. Audit Opinion	Unqualified	Unqualified

2.Balance Sheet Data (KRW)

- Total Assets	17,950,063,511,839	17,962,332,577,487

- Total Liabilities	9,057,288,470,492	9,413,252,632,229

- Total Stockholders’ Equity	8,892,775,041,347	8,549,079,945,258

- Capital Stock	1,560,998,295,000	1,560,998,295,000

- Total Stockholders’ Equity/Capital Stock (%)	569.7	547.7

3. Income Statement Data (KRW)

- Revenues	11,936,381,370,277	11,856,008,683,458

- Operating Income	1,433,721,700,437	1,756,228,324,233

- Net Income before Income Taxes	1,250,380,675,463	1,574,460,046,229

- Net Income	957,622,871,911	1,233,448,801,526

B. Name of auditor	Deloitte Anjin LLC

C. Date of submission of audit report	February 21, 2008

D. Subject to submission of consolidated financial statements	Yes

E. Other matters to be considered in making investment decisions	Above figures are subject to change as a result of the Annual General Meeting of Shareholders scheduled to be held on February 29, 2008

2. Changes in Revenues or Income of a Large Business Concern by More than 15%

(Unit: KRW thousand, except percentages)

	For the Years Ended December 31,		Changes	Change in Percentage (%)
Income Statement Data	2007	2006
Revenues	11,936,381,370	11,856,008,683	80,372,687	0.7

Operating Income	1,433,721,700	1,756,228,324	-322,506,624	-18.4

Net Income before Income Taxes	1,250,380,675	1,574,460,046	-324,079,371	-20.6

Net Income	957,622,872	1,233,448,802	-275,825,930	-22.4

Category	Large Business Concern

	As of December 31,
Balance Sheet Data	2007		2006
Total Assets	17,950,063,512		17,962,332,577

Total Liabilities	9,057,288,470		9,413,252,632

Total Stockholders’ Equity	8,892,775,041		8,549,079,945

Capital Stock	1,560,998,295		1,560,998,295

Total Stockholders’ Equity/Capital Stock (%)	569.7		547.7

a. Reasons for the change in revenues or income:

- Increase in expenditures related to new growth businesses

b. Date of board resolution: January 17, 2008

- Attendance of outside directors:

Present: Seven

Absent: None

- Attendance of Audit Committee members: Fully attended

c. Above figures are subject to change as a result of the Annual General Meeting of Shareholders scheduled to be held on February 29, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 22, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director